

January 23, 2015

Via e-mail
Arnold Klann
Chief Executive Officer
BlueFire Renewables, Inc.
31 Musick
Irvine, CA 9261

> **Re: BlueFire Renewables, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 2, 2015**
> **File No. 333-201356**

Dear Mr. Klann:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holder, page 15

1. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by Kodiak. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

2. If all sales offered in this prospectus are sold, Kodiak will not hold any equity in your company yet your disclosure on page 16 indicates that Kodiak will hold 18% of your company. Please clarify.

3. We note the disclosure on page 16 that indicates that you would be required to issue additional shares if you don't receive the $1.5 million from Kodiak. Please clarify the circumstances that would result in the registration of additional shares and provide an analysis addressing the impact this provision has on the determination that Kodiak is

irrevocably bound to purchase the securities subject to the equity line agreement.

Plan of Distribution, page 17

4. Because Kodiak is an underwriter as that term is defined in the federal securities laws, please revise to remove all references in the prospectus that indicate that Kodiak "may be deemed" an underwriter or that Kodiak is not an underwriter.

5. On pages 17 and 18 you refer to transfers of your securities by Kodiak to secured creditors or other third parties who may sell to the public in reliance on this registration statement, but also state on page 18 that "[n]either the Equity Purchase Agreement nor any rights of the parties under [it] may be assigned or delegated to any other person." Please clarify which provision of the Equity Purchase Agreement allows the transfer by Kodiak of the put securities, and whether security interests may be granted or transfers arranged prior to a put notice. Please also note that the resale registration statement for an equity line transaction must state all selling shareholders in the initial filing.

Executive Compensation, page 41

6. Please note that Item 402 of Regulation S-K requires disclosure of information relating to executive compensation for the last three completed fiscal years. As you filed this Form S-1 on January 2, 2015, executive compensation information for the fiscal year ended December 31, 2014 is required. Please revise.

Undertakings, page 52

7. Please remove the undertaking from Item 512(a)(6) of Regulation S-K, as it is unnecessary in an offering for the resale of securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Brian C. Tribuna (*via e-mail*)
        Lucosky Brookman LLP